SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of MAY, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.    Description
No. 1:         Holding(s) in Company announcement released on 2 May 2003
No. 2:         AGM Statement announcement released on 6 May 2003
No. 3:         Issue of Debt announcement released on 9 May 2003

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
No longer a notifiable interest of company in (2) above and its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Barclays PLC

5. Number of shares / amount of stock acquired
-

6. Percentage of issued class
-

7. Number of shares / amount of stock disposed
-

8. Percentage of issued class
-

9. Class of security
Ordinary Share

10. Date of transaction
24 April 2003

11. Date company informed
2 May 2003

12. Total holding following this notification
-

13. Total percentage holding of issued class following this notification
-

14. Any additional information


15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
2 May 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 2

AGM TRADING STATEMENT


Overall, trading for the year to date has been satisfactory. Only Hard Rock has been discernibly affected by the disruption to international travel and tourism. The Group continues to make progress on a number of fronts, with a variety of new development opportunities.


GAMING

The Gaming Division continues to perform well. In Mecca Bingo, the historic trends in the UK have continued, with lower levels of attendance being off-set by increased spend per head, resulting in turnover slightly ahead of last year. In Spain, the business has benefited from the acquisitions made in 2002.


In Grosvenor Casinos, overall turnover is up 8% since the start of the year. Trading within the provincial casinos has continued to be buoyant, with strong growth in both admissions and handle per head. The London casinos have had a mixed start to the year. The Clermont has traded well in the year to date, but performance at the Park Tower has been impacted by building work associated with its expansion; this is expected to be completed in June 2003. The three London-other casinos - the Victoria, Gloucester and Connoisseur - have performed in-line with last year. The recently opened Hard Rock casinos continue to make good progress and London is performing particularly well.


The integration of Blue Square with Rank.com is complete and there is now one organisation and a common systems base. Trading since completion has been good, with both improved turnover and margins. The GBP5m of annual cost savings identified at the time of acquisition has already been realised and more aggressive cross-marketing is planned over the coming months. A one-off exceptional charge of approximately GBP6m will be incurred in the first half relating to the costs of integration and rationalisation of the combined product portfolio.


HARD ROCK

Hard Rock remains under pressure given the continuing reduced levels of international travel and tourism. Marketing efforts continue to be concentrated on encouraging local customers, and while food and beverage sales are slightly ahead of last year, merchandise sales are down 10%, leaving total like-for-like sales down by 4%. As announced at the time of the Annual Results, action has been taken to reduce both cafe operating costs and central overheads.


The company-owned Cologne Hard Rock cafe has just opened, the Cardiff and Lisbon cafes are in build and the Hard Rock branded Choctaw beach club will open in June. The planned developments which extend the Hard Rock brand beyond pure restaurant operations, are progressing well. Both the Chicago hotel and the two casino and hotel developments on Seminole reservation land in Florida are proceeding on schedule.


DELUXE

Deluxe Film has had a good trading period, despite minimal volume from the Universal contract which ended in March 2003. The business has also benefited from positive contributions from the recent acquisitions of ETS, Image and Capital FX. One of the two outstanding film contracts yet to be renewed at the 2002 year end, representing 8% of total 2002 contracted footage, has now been secured until 2008. The renewal of the final outstanding contract is expected by the half year.


In Deluxe Media, much stronger DVD volumes have off-set the expected lower VHS volumes, to give an overall net increase in revenue, albeit at lower margins. The one outstanding North American VHS contract has been renewed and Deluxe Media has also gained the European portion of that business. Additional DVD business has been secured and DVD production is now in the process of being transferred from California to the lower cost plant in Arkansas. As a consequence, the Carson DVD facility in California will be closed, resulting in an exceptional charge of approximately GBP10m.


OUTLOOK

Despite uncertain political and economic conditions, the strength and spread of the Group's activities, combined with the continued drive for operational efficiency, means that we are confident of achieving satisfactory results for the year. The longer term prospects remain very good, and we believe that the liberalisation of the UK Gaming market will take place as recommended within the Budd Report and on the timetable suggested by the UK Government last year.


ENQUIRIES:

The Rank Group                                    Peter Reynolds

                                                  Director of Investor Relations

                                                  Tel: 020 7535 8031



PRESS ENQUIRIES:

The Maitland Consultancy                          Angus Maitland

                                                  Suzanne Bartch

                                                  Tel: 020 7379 5151



RG04/03

Exhibit No. 3

PRIVATE PLACEMENT RAISES GBP336 MILLION (US $538 MILLION)


The Rank Group Plc is pleased to announce that through its wholly-owned subsidiary, Rank Group Finance Plc, it has successfully raised GBP336 million (US $538 million) through a private placement of senior notes (the "Notes") to a number of leading US and UK investors, predominantly insurance companies. The proceeds from the placement will be used to refinance existing obligations of the Group. Banc of America Securities LLC acted as sole agent and financial advisor.


The Notes, which are unsecured, were issued in US dollars and GBP sterling in five tranches, and have maturities ranging from four to twelve years (with the average term being 8.7 years) and an average coupon of 5.5% per annum.

Mike Smith, Chief Executive, commented:


"This placement demonstrates the great confidence of both US and UK institutions in the Group and its business strategy. The financing provides the Group with long term funding at attractive rates and gives us the opportunity to strengthen and realign the Group's capital structure to support its continued development."

ENQUIRIES:
The Rank Group                                              Tel: 020 7535 8000
Sam Wren, Group Treasurer
Peter Reynolds, Director of Investor Relations

PRESS ENQUIRIES:
The Maitland Consultancy                                    Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch


RG 05/03

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  12 May 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary